SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number Eight
To
SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value, and Series B Convertible Preferred Stock, $0.10 Par Value Series B-1 Convertible Preferred Stock, $1.00 Par Value
(Title of Classes of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Howard Ullman CHDT Corporation 350 Jim Moran Blvd., Suite 120 Deerfield Beach, Florida 33442 (954) 252-3440
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2009
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard Ullman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ___ (b) ___
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Common Stock: 92,365,400 Series B Convertible Preferred Stock: No Voting Rights Series B-1 Convertible Preferred Stock: No Voting Rights
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER Common Stock: 92,365,400 Series B Convertible Preferred Stock: 0 Series B-1 Convertible Preferred Stock: 181,876
10 SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Common Stock: 92,365,400 Series B Convertible Preferred Stock: 0 Series B-1 Convertible Preferred Stock: 181,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 16% Series B Convertible Preferred Stock (“Series B Stock”): 0% Series B-1 Convertible Preferred Stock (“Series B-1 Stock”): 9%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Amendment Number Eight to the statement on Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) and Series B Preferred Stock, $0.10 par value per share, (“Series B Stock”) and Series B-1 Convertible Preferred Stock, $1.00 par value, (“Series B-1 Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.	Identity and Background.

(a) This statement is filed by Howard Ullman (the “Reporting Person”).  The Reporting Person is a natural person and the Chairman of the Board of Directors of the Company.
(b) The address of the principal business office of the Reporting Person is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442.
(c) The principal business of the Reporting Person is to act as the Chairman of the Board of Directors of the Company.
(d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.
Item 4.	Purpose of Transaction.

On or about November 12, 2009, Howard Ullman gifted 1,504,136 shares of Common Stock to Margaret Fisher.  The gift was made in response for the payment of legal fees by Bart and Margaret Fisher in the Esquire Trade & Finance Inc. v. CBQ, Inc. (former name of CHDT Corporation) lawsuit in the U.S. District Court for the Southern District of New York.

The Reporting Persons may, at any time, from time to time, subject to applicable legal and Company-imposed investment restrictions, buy or acquire additional shares of Common Stock or dispose of the shares of Common Stock held by him.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment Number Eight to the Schedule 13D, the Reporting Person beneficially owns 92,365,400 shares of Common Stock, representing approximately 16% of the outstanding shares of Common Stock as of November 18, 2009, and 181,876 shares of Series B-1 Stock, which is convertible upon demand into 12,123,854 shares of Common Stock and represents approximately 9% of the outstanding shares of Series B-1 Stock.  As of November 18, 2009, there were 1,329,000 shares of Series B-1 Stock outstanding (all such shares being owned by members of Company management) and 564,041,645 shares of Common Stock. If the Reporting Person converts all of his Series B-1 Stock, then he would own, assuming no other dilution of the Shares, approximately 16% of the outstanding shares of Common Stock and 16% of the outstanding voting power of the Common Stock (based on 564,041,645 outstanding shares of Common Stock).
(b) The Series B-1 Stock has no voting rights, but is convertible into Common Stock at one share of Series B-1 Stock for 66.66 shares of Common Stock.  The Reporting Person has sole voting and dispositive power over the shares of Common Stock, each such share entitled to one vote per share. Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock and Series B Stock.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
None

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   November 19, 2009

By:	/s/ Howard Ullman
Name:	Howard Ullman

Exhibit Number	Description
None